SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 18, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

July 17, 2011
Tenth anniversary of first major gold and copper discovery
at Oyu Tolgoi by Ivanhoe Mines coincides with period
of peak construction on Mongolia’s largest mining complex
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chief Executive Officer and founder, Robert Friedland, and Senior Vice President of Exploration, Douglas Kirwin, observed today’s 10th anniversary of the company’s first major mineral discovery at Oyu Tolgoi with a tribute to the 14,000 workers who now are building the Oyu Tolgoi mining complex in southern Mongolia.
“Oyu Tolgoi already is one of the mining world’s great stories, thanks to the legions of people who have figured in its discoveries and development,” Mr. Friedland said.
“It began with the perseverance of an international fraternity of geologists who believed that Oyu Tolgoi’s green-stained surface rocks were clues to deeper secrets. Ivanhoe’s geological team started working with the drillers in 2000 and successively lifted the lids on this extraordinary chain of mineral deposits that now extends over 23 kilometres. Designs of the open-pit and underground mines evolved with experts who have incorporated some of the industry’s most advanced techniques and technologies. We listened and found common ground with aspirations of the people of Mongolia. And now the skills of a construction workforce, which surpassed 14,000 on July 15, are bringing the Oyu Tolgoi dream closer to reality with every passing day.”
Mr. Friedland said that the news release issued by Ivanhoe Mines on July 17, 2001, announcing the discovery of “potentially significant gold, copper and molybdenum mineralization” at Oyu Tolgoi (Turquoise Hill), in fact proved to be a highly significant understatement.
The 2001 news release reported that Hole 150, Ivanhoe’s first deep diamond hole that tested the hypogene potential of the Southwest Oyu Zone at Oyu Tolgoi, “was drilled to a depth of 590 metres and averaged in excess of one gram of gold per tonne and 0.81% copper over a distance of 508 metres, from 70 metres to 578 metres. It included a zone of 278 metres from188 to 466 metres, grading in excess of 1.0% copper and approximately 1.50 grams of gold.”
(A reproduction of the 2001 news release, a photograph of Oyu Tolgoi from the site of the discovery drill hole, taken before the start of full-scale construction, and a recent construction photograph accompany this release.)
Mr. Kirwin said that following Ivanhoe’s initial discovery hole in 2001, the company marshalled a fleet of 21 drill rigs. “We were producing more than one kilometre of drill core every day. At the time, this was the single largest drilling campaign being conducted anywhere in the world.”
A total of approximately 940 kilometres of core has been drilled since the start of Ivanhoe’s exploration program at Oyu Tolgoi in 2000. Three active rigs are continuing to expand the known resources. The current Measured and Indicated resource contains an estimated 40.6 billion pounds of copper and 20.9 million ounces of gold, with an additional Inferred resource of 40.6 billion pounds of copper and 25.3 million ounces of gold.
“Oyu Tolgoi remains on track to begin producing ore around next year’s anniversary of the initial discovery and ultimately to become one of the world’s top three copper-gold mines,” Mr. Friedland said.

Commercial production is scheduled for 2013. During the first 10 years of production, Oyu Tolgoi is projected to produce an average of 1.2 billion pounds (544,000 tonnes) of copper, 650,000 ounces of gold and three million ounces of silver every year.
A photo gallery, updated weekly and recording the progress being made on the construction of the Oyu Tolgoi mining complex, may be viewed on the Ivanhoe Mines website, www.ivanhoemines.com.
Qualified Person — Disclosure
Disclosures of a scientific or technical nature in this release have been reviewed by Stephen Torr, P.Geo, an employee of Ivanhoe Mines and a Qualified Person as defined by National Instrument 43-101.
Quality Assurance and Quality Control
SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by Dale A. Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the development and expected start of commissioning and commercial production of the Oyu Tolgoi Project. When used in this document, the words such as “expected,” “intend,” “plan,” “scheduled,” “on track” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 18, 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary